Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION

SUMMARY

1.	GENERAL PRINCIPLES
1.1. Scope
1.2. Disclosure and Trading Committee

2.	MATERIAL ACT OR FACT
2.1. Definition
2.2. Examples
2.3. Concrete cases
2.4. Announcement to the market

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT
3.1. Duties and responsibilities of the Investor Relations Officer
3.2. Bound persons
3.3. Duties and responsibilities of Bound Persons
3.4. Duty of confidentiality (sub-item 6.2)
3.5. Results forecasts and market expectations

4.	PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT
A) Procedure for preparation
4.1. Participants
4.2. Standard for disclosure document
B) Procedures for disclosure
4.3. Recipients of the disclosure and responsible bodies
4.4. Simultaneous disclosure
4.5. Timing of disclosure
4.6. Suspension of trading
4.7. Case for non-disclosure of a material act or fact
4.7.1. Immediate disclosure
4.8. Rumors
4.9. Means and form of disclosure
4.10. Persons authorized to comment on the content of a material act or fact

5.	DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMI-ANNUAL OR ANNUAL RESULTS
5.1. Information regarding results
5.2. Preliminary information or advance disclosure

6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT
6.1. Purpose
6.2. Duty of confidentiality

7.	ADHERENCE TO THE POLICY
7.1 Means of adherence and authority in charge

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8.	CONTROLLED COMPANIES
8.1. Policy regarding the Disclosure of material acts or facts by publicly listed companies controlled by the company.

9.	POLICY VIOLATIONS
9.1. Sanctions
9.2. Reporting of violations

1.	GENERAL PRINCIPLES

Scope

1.1.  This Policy Regarding the Disclosure of Material Acts or Facts (“POLICY”) establishes the guidelines and procedures to be complied with regarding the disclosure of material acts or facts and the observance of confidentiality regarding such information prior to its disclosure, in accordance with CVM Instruction 358, dated January 3 2002, with the objective of ensuring the disclosure to the competent authorities and to the market in general of complete and timely information regarding any material acts and facts relating to the company, as defined in sub-item 2.1., guaranteeing equity and transparency in such information to all interested parties, free of any privilege for some to the detriment of others.

Disclosure and Trading Committee

1.2.  In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee, constituted as provided for in the company’s Securities Trading Policy:

a)	to advise the Investor Relations Officer;
b)	to review it, recommending applicable amendments to the Board of Directors;
c)	to decide on any questions regarding the interpretation of its wording;
d)	to take all necessary measures for the disclosure and circulation thereof, including to members of the company’s staff;
e)	to undertake analysis of the content of any materials provided for meetings with investors and analysts (road shows), conference calls and public presentations containing information about the company;
f)	to assist the Investor Relations Officer in the investigation of and decision associated with cases of violation, bringing breaches before the Ethics Committee and the Board of Directors, as applicable;
g)	to analyze any official enquiries from regulatory and self-regulated entities and to provide opinions, as needed, concerning the contents of the answers; and
h)	to propose solutions to the Investor Relations Officer in connection with cases of omission or exceptions.

2.	MATERIAL ACT OR FACT

Definition

2.1.  The term material will be applied to any decision of a controlling shareholder, any resolution taken by a general shareholders’ meeting or by any area of company management, or any other act or fact of a management policy, technical, business or economic-financial nature occurring in or related to the company’s business (“Material Information”), which may materially interfere with:

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2.1.1.    the price of securities issued by the company or indexed to the same;

2.1.2.    the decision of investors to buy, sell or hold such securities; or

2.1.3.    the decision of investors to exercise any of their rights as holders of securities issued by the company or indexed to the same.

Examples

2.2.       The following are examples of material acts or facts, to the extent that they can result in any of the above-mentioned effects:

2.2.1.    the celebration of any agreement or contract for altering the shareholding control of the company, even if the efficacy of such agreement or contract is conditional;

2.2.2.    any change in the control of the company, including by means of the signing of, amendment to or termination of a shareholders’ agreement;

2.2.3.    the signing of, amendment to or termination of a shareholders’ agreement to which the company is a party, directly or indirectly, or which has been recorded in the company registers;

2.2.4.    the entry or withdrawal of a shareholder that is party to an operational, financial, technological or administrative contract or arrangement with the company;

2.2.5.    authorization for the trading of the company’s securities in any market, domestic or foreign;

2.2.6.    a decision to de-list the company;

2.2.7.    an incorporation, merger or spin-off involving the company or any affiliated company(ies);

2.2.8.    a change in the composition of the company’s net worth;

2.2.9.    the acquisition or divestment of a material investment;

2.2.10.  the reorganization or winding-up of the company;

2.2.11.  a change in the accounting principles adopted by the company;

2.2.12.  a debt renegotiation;

2.2.13.  the approval of a stock option plan;

2.2.14.  a change in the rights and privileges of the securities issued by the company;

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2.2.15.  stock split or reverse stock split or the payment of stock dividends;

2.2.16.  the acquisition of company shares to be held as treasury stock, or the cancellation or sale of shares thus acquired;

2.2.17.  the company’s profits or losses, and the cash distribution of earnings;

2.2.18.  the signing or termination of a contract or the failure to sign the same, when expectations of the execution thereof are public knowledge;

2.2.19.  the approval of, change in or cancellation of a project, or delays in the implementation of the same;

2.2.20.  the initiation, resumption or suspension of the sale of a product or provision of a service;

2.2.21.  the discovery of, change in or development of a technology or company resources;

2.2.22.  changes in the forecasts previously disclosed by the company; and

2.2.23.  application for or granting of extra-judicial intervention, a filing for bankruptcy or the filing of a legal suit capable of affecting the company’s economic and financial situation.

Concrete cases

2.3.      In addition to the examples described above, it is the duty of the management and the executive officers involved, of the Investor Relations Officer and if necessary, the company’s Disclosure and Trading Committee, to analyze concrete situations that may arise in the course of their operations, always taking into consideration their materiality, palpability or strategic importance in order to verify if these situations represent material acts or facts or otherwise.

Announcement to the market

2.4.       Should the company deem it necessary to disclose information with characteristics other than those described in sub-item 2.1, such disclosure may be made by means of an announcement to the market. Among others, examples of an announcement to the market are:

2.4.1.   clarifications to requests for information from the Brazilian Securities and Exchange Commission - CVM and/or BM&FBOVESPA;

2.4.2.    disclosure of an acquisition or sale of a material shareholding participation pursuant to CVM Instruction 358/02;

2.4.3.    public presentations to analysts and market agents;

2.4.4.    conference call on the company’s quarterly results;

2.4.5.   monthly disclosure of trading in company shares for treasury within the scope of the company’s Buy-Back Program; and

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2.4.6.  information which the Investor Relations Officer deems necessary or useful to disclose to the market despite not being required by the regulations.

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT

Duties and responsibilities of the Investor Relations Officer

3.1.     It is the duty of the Investor Relations Officer to:

3.1.1.  disclose and communicate to the markets and to the appropriate authorities (sub-item 4.3., “a”) any material act or fact occurring in or related to the company’s business;

3.1.2.  ensure the widespread and immediate disclosure of any material act or fact;

3.1.3.  disclose the material act or fact simultaneously in all markets where the company’s securities are traded;

3.1.4.  to provide the appropriate authorities, when requested, with any additional information in connection with the material act or fact disclosed; and

3.1.5.  in the event of situations as in the preceding sub-item or in the occurrence of an atypical oscillation in the quotation, price or quantity negotiated of securities issued by the company or those indexed to the said securities, to question the persons that have access to material acts and facts with the purpose of investigating if they are aware of information that should be disclosed to the market.

Bound persons

3.2.     The following persons shall be deemed Bound Persons and subject to the POLICY:

a)	direct or indirect controlling shareholders with exclusive or shared control, officers, members of the Board of Directors, members of the Fiscal Council and of any bodies with technical or advisory functions entrusted to them by the company’s bylaws;

b)	members of the statutory authorities of companies where the company is the sole controlling shareholder;

c)	whosoever, by virtue of their job, function or position in the company, its controlling companies, its controlled companies, or its affiliates, may possess knowledge concerning Material Information;

d)	the spouse or companion and any other dependent included in the annual income tax declarations of the persons listed in letters “a” and “b”, including during the 6 (six) month period counting from their date of withdrawal;

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e)	persons listed in letters “a”, “b”, “c” of the present sub-item who withdraw from the company or from companies in which the company is the sole controlling shareholder, for a period of six (6) months from the date of such withdrawal; and

f)	all persons that have a commercial, professional or confidential relationship with the company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

3.2.1. The following also have the same status as Bound Persons:

a)	managers of portfolios, investment funds, companies or other institutions or entities of which Bound Persons may be the sole quotaholders or shareholders or whose business decisions such Persons may be able to influence;

b)	any corporate entity directly or indirectly controlled by Bound Persons; and

c)	any person that may have had access to information regarding any material act or fact, whether or not through any of the Bound Persons.

Duties and responsibilities of Bound Persons

3.3.    The bound persons referred to in letter “(a)” and “(b)” of sub-item 3.2, and only they, shall:

3.3.1. report to the Investor Relations Officer or, in his/ her absence, to the company CEO, any material act or fact which may come to their knowledge; and

3.3.2. report to the CVM, after having heard the Disclosure and Trading Committee, any material act or fact of which they have knowledge, in the event that the Investor Relations Officer fails to comply with his or her duty to disclose.

Duty of confidentiality (sub-item 6.2)

3.4.    Bound Persons shall keep confidential any information relating to a material act or fact until the disclosure of the same to the market, in accordance with sub-item 6.2., as well as to take measures to ensure that their subordinates and third parties in their confidence do so as well, standing jointly and severally responsible with them in the event of non-compliance.

3.4.1. Any Bound Person that, inadvertently, communicates a material act or fact to an unrelated party prior to the disclosure of the same to the market, shall report immediately the unauthorized communication to the Investor Relations Director, in order that he/she may take the appropriate measures.

Results forecasts and market expectations

3.5.   The company will not disclose forecasts of its results.

3.5.1. The company may disclose, on its Investor Information Website (www.itau.com.br/relacoes-com-investidores), market forecasts for its results, without in any way validating the same;

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3.5.2.  The Financial Area may review the contents of analysts’ reports, so as to avoid the circulation of data or information that is already publicly known to be incorrect or inaccurate.

4.	PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT AND AN ANNOUNCEMENT TO THE MARKET

A) Procedures for preparation

Participants

4.1.     The document disclosing the material act or fact or announcement to the market shall be prepared by the Investor Relations Area in cooperation with the Corporate Legal Area, and with the areas involved in the operations originating the said disclosure. The document shall be duly reviewed by the General Director, by the Vice President or by the Officer for the area involved and by an Officer from the Legal Area and approved by the Investor Relations Officer. Every material act or fact should be sent for examination by the Disclosure and Trading Committee.

Standard for disclosure document

4.2.     The document disclosing the material act or fact or announcement to the market should be clear and precise and use language easily understandable by the investor public.

B) Procedures for Disclosure

Recipients of the disclosure and responsible bodies

4.3.     The department in charge of corporate affairs will disclose, under the supervision of the Investor Relations Officer, the material act or fact, with priority and simultaneously:

a)  to the CVM, to BMF&BOVESPA, to the SEC (U.S. Securities and Exchange Commission), to the NYSE (New York Stock Exchange), to the BCBA (Bolsa de Comercio de Buenos Aires) and, as the case may be, to any other stock exchanges and over-the-counter markets; and

b)  to the market in general, as explained in sub-item 4.9.

4.3.1.  Subsequent to this disclosure, the person designated by the Investor Relations Officer may disclose the material act or fact to the market by means of e-mail and by posting it on the Investor Relations website, at which time the Press Office can also disclose it. The Press Office is the area responsible for maintaining contact with the media in general and talking with journalists.

Simultaneous disclosure

4.4.    Any material act or fact reported by any means of communication or in meetings with industry associations, investors, analysts or any other specific audience, in Brazil or abroad, should be simultaneously disclosed to the market(s) where the company’s securities have been authorized to trade (sub-item 3.1.3).

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Timing of disclosure

4.5.        The disclosure of a material act or fact or an announcement to the market should be made preferably after trading hours in those stock exchanges and over-the-counter markets where the company’s securities have been authorized to trade. Where disclosure is necessary prior to the opening of the trading session, this should be made whenever possible at least 1 (one) hour before opening.

4.5.1.     If the securities issued by the company have been authorized to trade simultaneously in markets in different countries, disclosure of the material act or fact or the announcement to the market should be made, whenever possible, outside trading hours in all countries; in the event of incompatibility, the trading hours of the Brazilian market shall prevail.

Suspension of trading

4.6.        Should it be imperative that the disclosure of a material act or fact take place during trading hours, provided that the request is made simultaneously, the Investor Relations Officer may request, the domestic and foreign stock exchanges and over-the-counter markets to suspend trading in securities issued by the company or indexed to the same for as long as it takes to adequately disclose the Material Information.

Case for non-disclosure of a material act or fact

4.7.        Material acts or facts may exceptionally not be disclosed if the controlling shareholders or management consider that such disclosure will put the legitimate interests of the company at risk.

Immediate disclosure

4.7.1.     The Investor Relations Officer will immediately disclose the material act or fact referred to in sub-item 4.7 if control over the Material Information is lost, if there is any atypical fluctuation in the price or trading volume of the securities issued by the company or indexed to the same, or if the CVM or the SEC orders the disclosure.

4.7.1.1.  Where appropriate, the Investor Relations Officer shall provide any necessary explanations to the stock exchanges.

Rumors

4.8.        The company shall not comment on any rumors in the market concerning it, except if such rumors materially affect the prices of its securities, or in response to an official inquiry from regulatory or self-regulatory authorities

Means and form of disclosure

4.9.        Such market disclosure as is required by law will be made through the publication:

a)	on a news portal having a page on the Worldwide Web that maintains a free-access section providing the information in full; or

b)	newspapers of widespread circulation habitually used by the company.

4.9.1.     The company may disclose the material act or fact using the following means:

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a)	the Investor Relations Website (www.itau.com.br/relacoes-com-investidores);

b)	e-mail;

c)	conference call;

d)	public meeting with class entities, investors, analysts, or other interested parties, in Brazil or abroad;

e)	announcements to the press (press releases);

f)	social media; and

g)	news distribution mechanisms (newswires).

4.9.2. Disclosure through newspaper announcements (sub-item 4.9, “b”) may be done in summary form, provided that it indicates the Internet addresses where the complete information is available for those interested, with content at a minimum identical to that sent to the entities referred to in letter “a” of sub-item 4.3.

4.9.3. The material act or fact shall be disclosed internally for the general knowledge of all.

Persons authorized to comment on the content of a material act or fact

4.10.  The Investor Relations Officer, or the person(s) indicated by him, or, in the absence of the latter, the person(s) indicated by the company CEO, shall be the only persons authorized to comment on, explain or provide more detail regarding the content of a material act or fact.

5.	DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMI-ANNUAL AND ANNUAL RESULTS

Information regarding results

5.1.    The Investor Relations Officer should determine and advise the market, with advance notice compatible with market standards, of the dates on which the quarterly, semi-annual and annual results, duly audited, will be announced.

Preliminary information or advance disclosure

5.2.    Notwithstanding the dates established in sub-item 5.1 for announcing results, the Disclosure and Trading Committee may, according to opportunity and convenience:

a)  approve the disclosure of as-yet unaudited preliminary information regarding the company’s quarterly, semi-annual or annual results; or

b)  approve advance disclosure of the company’s duly audited quarterly- semi-annual or annual results.

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5.2.1. Quarterly- semi-annual or annual results or statements disclosed shall be prepared in compliance with market-accepted accounting standards.

6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

Purpose

6.1.  The mechanisms for controlling the confidentiality of Material Information are intended to effectively preserve the confidentiality of such information until it is disclosed to the appropriate authorities and to the market.

Duty of confidentiality

6.2.     Bound Persons should keep confidential any Material Information until the disclosure thereof, and take care that such confidentiality is respected, making reference to the matter only to persons where there is a strict need for such persons to be cognizant thereof.

6.2.1.  Bound Persons should maintain the means in which the Material Information is stored and transmitted (e-mails, files etc.) secure, preventing any type of unauthorized access as well as restricting the sending of information to third parties in an inadequately protected manner. The Material Information should always be discussed in locations which are restricted and not accessible to the public.

6.2.2.  Bound Persons shall emphasize the responsibility and duty of confidentiality to those that are cognizant of undisclosed Material Information, underscoring the fact that such information should not be subject to comment even with their own family relations.

6.2.3.  The list of Bound Persons with cognizance of the information prior to its disclosure should be attached to the process which originated the material act or fact.

6.2.4.  Any Bound Persons that leaves the organization, or that ceases to be involved in the transaction or project to which the Material Information refers, shall continue to be bound by his or her obligation of confidentiality until such time as such information is disclosed to the appropriate authorities (sub-item 4.3, “a”) and to the market.

6.3.    The company has an Internal Information Security Policy in which information is classified in accordance with the confidentiality and protection necessary for the following levels: Restricted (for example, a material fact), Confidential, Internal and Public. For this reason, the necessities related to the business, the sharing or restriction of access to information and the impact in the event of improper use of information should be considered.

7.	ADHERENCE TO THE POLICY

Means of adherence and authority in charge

7.1.     Bound Persons shall signal their adherence to the POLICY by signing a specific declaration (Attachment 1) at the time they are hired, appointed, promoted or transferred, or become aware of any material act or fact, in which they declare that they are aware of the terms of the POLICY and are committed to comply with the same.

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7.1.1.  The officers, pursuant to a monthly request from Compliance, shall be responsible for naming employees in their respective areas who shall be required to adhere to the POLICY, as such officers may see fit.

7.1.2.  Adherence of the persons named in letters “a” to “e” of sub-item 3.2 shall be the responsibility of Compliance.

7.1.3.  The adherence of the persons mentioned under the letter “f” of sub-item 3.2 shall be the responsibility of the engaging department, which shall identify if the hiree shall be required to adhere to this POLICY. Should adherence prove necessary, the engaging department must certify as to the inclusion of a contractual clause in the agreement signed with the hiree, which requires such a hiree (and its employees) to comply with the guidelines of this POLICY. Said clause shall also explicitly mention sanctions applicable in the event of breach of the POLICY, as per sub-item 9.1.1, letter “c”. In the absence of an agreement, the said Department must require the hiree to enter into a specific adherence instrument (pursuant to Attachment 1) under which it undertakes to adhere to the guidelines of this POLICY, as set forth by the Disclosure and Trading Committee.

7.1.4.  The declarations of adherence, as provided for in sub-item 7.1.3, shall be immediately reported to Compliance, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY, and which shall be responsible for making this register available to the appropriate authorities, whenever so requested.

8.	CONTROLLED COMPANIES

Policies regarding the disclosure of material acts or facts by publicly listed companies controlled by the company

8.1.     Publicly listed companies that are controlled solely by the company and lack a policy of their own for the disclosure of material acts or facts should adhere to this POLICY, which will be considered to be the material act or fact disclosure policy of such companies for the purposes of compliance with CVM Instruction 358, dated January 3, 2002. The material acts or facts relating to such controlled companies should be disclosed in accordance with the terms of this POLICY.

9.	POLICY VIOLATIONS

Sanctions

9.1.     Failure to comply with the POLICY will render the violator liable to disciplinary sanctions, in accordance with the company’s internal rules and regulations, as well as those provided for in this item, independent of any applicable administrative, civil or criminal sanctions.

9.1.1.  It will be the responsibility of the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, to investigate any cases of violation of the POLICY, with the following provisos:

a)  the persons referred to in letters “a” and “b” of sub-item 3.2 shall be subject to the sanctions decided upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee;

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b)  the persons referred to in letter “c” of sub-item 3.2 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation; and

c)  a violation perpetrated by any of the persons referred to in letter “f” of sub-item 3.2 shall be deemed a breach of contract, violators being removed from their duties in relation to the Itaú Unibanco Conglomerate, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses and damages.

Reporting of violations

9.2.     Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee

The present Policy was amended by the Board of Directors on August 27, 2015.

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ATTACHMENT - POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION - ITAÚ UNIBANCO HOLDING S.A. APPROVED ON AUGUST 27, 2015	Page 13

ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR

CONTROLLING SHAREHOLDERS, MANAGEMENT AND

STATUTORY AUTHORITY MEMBERS

.....................................[name and CPF] ............................................., the undersigned, in his/her quality of............................ a person subject to the contents of CVM Instruction No. 358/02, hereby declares his/her adherence to the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A., and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which he/she is at this moment receiving a copy.

States that he/she is familiar with the terms thereof and undertakes to fully comply with the same.

He/she also states that he/she:

(i)  is fully aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) depending on the severity of the infringement, a sanction to be decided upon by the company’s Board of Directors.

(ii)  is fully aware that any sanctions arising from a violation of the aforementioned Policy for the Disclosure of a Material Act or Fact or the Securities Trading Policy shall be decided upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee.

......................................., ............ ............. ............

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ATTACHMENT - POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION - ITAÚ UNIBANCO HOLDING S.A. APPROVED ON AUGUST 27, 2015	Page 14

ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR STAFF MEMBERS

I, the undersigned, in my quality as a person subject to the contents of CVM Instruction No. 358/02, hereby declare my adherence to the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which I am at this moment receiving a copy.

I declare to be fully familiar with the terms thereof and shall undertake to fully comply with the same.

I further declare to be fully aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually.

......................................., ............ ............ ............

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ATTACHMENT - POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION - ITAÚ UNIBANCO HOLDING S.A. APPROVED ON AUGUST 27, 2015	Page 15

ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE

FOR THIRD PARTIES

.....................................[corporate name/name and CNPJ/CPF] ............................................., the undersigned, in its/his/her quality of ............................ a person subject to the contents of CVM Instruction No. 358/02, hereby adheres to the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which he/she is at this moment receiving a copy.

States that it/he/she is familiar with the terms thereof and undertakes to fully comply with the same.

Shall endeavor to communicate such POLICIES to its employees, representatives and collaborators involved in the provision of services and to all parties sub-contracted by the undersigned (where applicable), in compliance with the respective services agreements or similar instruments entered into by and between the herein Parties.

Shall further endeavor to take appropriate steps so that the parties named in the foregoing paragraph shall fully comply with the Policies, standing jointly and severally responsible with them in the event of non-compliance with any of the therein terms and conditions

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) the possibility of the company, without limitation, terminating the agreement which originated the adherence and demanding the payment of the fine established therein without impairment of claims for losses and damages.

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